

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
William J. Clough
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

> **Re: CUI Global, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 4, 2014**
> **File No. 001-35407**

Dear Mr. Clough:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.01

1. We note your disclosure of reportable events as required by Item 304(a)(1)(v) of Regulation S-K. In regard to your improper revenue recognition, please tell us the following:
   a. in what period each accounting error or misapplication of GAAP occurred,
   b. the amount of each accounting error and misapplication of GAAP,
   c. the reason(s) for each error or misapplication of accounting, and
   d. whether or not you intend to restate any prior period for any adjustments, and if not, tell us why not.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director